FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2017

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 9 August 2017

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam dated 9th August, 2017

Unilever to buy back preference shares

Exhibit 99

UNILEVER TO BUY BACK PREFERENCE SHARES

London/Rotterdam, 9th August, 2017 – Unilever today announced that it has agreed terms with NN Investment Partners B.V. (“NN”) and ASR Nederland N.V. (“ASR”) for the acquisition of all their 6% and 7% cumulative preference shares in Unilever N.V. These represent approximately 97% of all the outstanding 6% and 7% cumulative preference shares and will be acquired by means of a public offer which Unilever intends to launch so as to enable all holders of the 6% and 7% cumulative preference shares to access the same terms as have been agreed with NN and ASR. This offer would value all of the outstanding 6% and 7% cumulative preference shares at €450 million.

This represents an important step in simplifying the capital structure, which Unilever has been pursuing for many years. It will make Unilever easier to understand, and improve corporate governance by strengthening the link between economic interest and voting rights for our shareholders.

Further details of the offer

Unilever intends to launch a public offer for (depository receipts of) all 6% and 7% cumulative preference (sub-) shares in the capital of Unilever N.V. (together the “Preference Shares”) (the “Offer”). The Offer will be made at a price of:

•	€3,078.00 per 6% Preference Share
•	€307.80 per 6% sub-Preference Share (ISIN NL0000388742)
•	€3,262.00 per 7% Preference Share (ISIN NL0000388726)
•	€326.20 per 7% (depository receipt of sub-) Preference Share (ISIN NL0000388684)

The offer price is cum dividend except for the accrued dividend that Unilever N.V. will pay in September 2017 as previously announced.

NN and ASR have each irrevocably committed to accept the Offer and tender the Preference Shares held by them under the Offer against payment of the offer price and subject to the terms of the Offer. In accordance with applicable offer rules, any information shared with NN and ASR about the Offer shall be included in the offer memorandum.

Upon completion of the Offer, Unilever intends to commence statutory proceedings to acquire any remaining outstanding Preference Shares and to terminate the listings of the Preference Shares on Euronext Amsterdam, and it is intended that the Offer will be made by Unilever PLC (or a subsidiary) to facilitate this. The aggregate consideration under the Offer will be financed by utilising available cash and/or existing facilities.

Indicative timetable

Unilever intends to submit a request for approval of the offer memorandum to the Dutch Authority for the Financial Markets (AFM) as soon as practicable and within the statutory period of 12 weeks, and to publish the offer memorandum upon approval from the AFM. The Offer is expected to be launched in Q3 2017. As the Offer will qualify as a partial offer under the applicable offer rules, the duration of the acceptance period will be two weeks and certain other rules will apply. Settlement of the Offer is expected in Q4 2017.

Background

The Preference Shares were issued between 1927 and 1964, and have a high nominal value. Under Dutch law, ordinary and preference shares are entitled to voting rights in proportion to their nominal value at any general meeting of shareholders of Unilever N.V.

Unilever PLC Unilever House 100 Victoria Embankment London EC4Y 0DY United Kingdom Louise.Phillips@unilever.com +44 7825 049 151	Unilever N.V. Weena 455 3013 AL Rotterdam The Netherlands www.unilever.com Fleur-van.Bruggen@unilever.com +31 6 1500 8293

This is a joint press release by Unilever PLC and Unilever N.V., contains inside information and is made pursuant to the provisions of Section 5 Paragraph 1 and Section 7 Paragraphs 1 and 4 of the Netherlands Decree on Public Takeover Bids (Besluit Openbare Biedingen Wft) in connection with the intended public offer by Unilever PLC (or its subsidiary) for all the issued and outstanding preference shares in the capital of Unilever N.V. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in Unilever N.V. Any offer will be made only by means of an offer memorandum. This announcement is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, Canada or Japan.

Safe Harbour

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘intends’, or the negative of these terms and other similar expressions and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions. They are not historical facts, nor are they guarantees of future performance.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and

Exchange Commission, including in the Annual Report on Form 20-F 2016 and the Unilever Annual Report and Accounts 2016.